Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-283688

CALAMOS AKSIA PRIVATE EQUITY AND ALTERNATIVES FUND

(the “Fund”)

Supplement dated November 13, 2026

to the Fund’s Prospectus dated September 29, 2026

This supplement updates certain information contained in the Fund’s prospectus and should be attached to the prospectus and retained for future reference.

Effective immediately, the table under “SUMMARY OF FEES AND EXPENSES” and related expense example are hereby replaced in their entirety with the following:

	Class A	Class C	Class I	Class M
Shareholder Transaction Fees
Maximum sales load imposed on purchases(1)	3.50%	None	None	None
Maximum contingent deferred sales charge(2)	None	1.00%	None	None
Annual Fund Expenses
(as a percentage of average net assets attributable to Shares)
Management Fee	1.75%	1.75%	1.75%	1.75%
Interest payments on borrowed funds and securities sold short(3)	0.08%	0.08%	0.08%	0.08%
Other expenses(4)	0.48%	0.48%	0.58%	0.48%
Distribution and/or Service Fees(5)	0.25%	1.00%	None	0.75%
Acquired Fund Fees and Expenses(6)	1.93%	1.93%	1.93%	1.93%
Total annual fund expenses	4.49%	5.24%	4.34%	4.99%
Expense reimbursement(7)	(0.09)%	(0.09)%	(0.19)%	(0.09)%
Total annual fund expenses after expense reimbursement(7)	4.40%	5.15%	4.15%	4.90%

(1)	Investors purchasing Class A Shares may be charged a front-end sales load of up to 3.50% of the investor’s gross purchase. The table assumes the maximum sales load is charged. The Distributor may, in its discretion, waive all or a portion of the sales load for certain investors (as further described under “Purchasing Shares — Purchase Terms”). See “Purchasing Shares — Purchase Terms.” While Class M Shares do not charge a front-end sales load, if you purchase Class M Shares through certain financial firms, such firms may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information. See “Plan of Distribution.”

(2)	Class C shareholders will be subject to a contingent deferred sales charge on shares redeemed during the first 12 months after their purchase. See “Contingent Deferred Sales Charge” under “Share Repurchase Program”.

(3)	These expenses represent estimated interest payments the Fund expects to incur in connection with its expected credit facility during the current fiscal year. See “Investment Objective, Opportunities and Strategies — Leverage.”

(4)	Other expenses are based on estimated amounts for the current fiscal year and include accounting, custody, transfer agency, legal, valuation agent, pricing vendor and auditing fees of the Fund, organizational and offering costs, and fees payable to the Independent Trustees.

(5)	Class C Shares and Class M Shares will pay to the Distributor a distribution fee that will accrue at an annual rate equal to 0.75% of the average daily net assets attributable to Class C Shares or Class M Shares, respectively (the “Distribution Fee”). See “Plan of Distribution”. Class A Shares and Class C may charge a shareholder servicing fee of up to 0.25% per year (the “Shareholder Servicing Fee”). The Fund may use these fees, in respect of the relevant class, to compensate Financial Intermediaries or financial institutions for distribution-related expenses, if applicable, and providing ongoing services in respect of clients with whom they have distributed Shares of the Fund. Such services may also include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Advisor may reasonably request.

(6)	The “Acquired Fund Fees and Expenses” disclosed above are based on historical returns of the types of private equity funds in which the Fund anticipates investing, which may change substantially over time and, therefore, significantly affect “Acquired Fund Fees and Expenses.” The Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year. See “Special Risks of Investing in Private Equity Investments; Reliance on Underlying Managers — Multiple Levels of Fees and Expenses.”

(7)	The Advisor, the Sub-Advisor and the Fund have entered into the Expense Limitation Agreement under which the Advisor and Sub-Advisor have contractually agreed on a monthly basis to reimburse on a 50/50 basis between the Advisor and the Sub-Advisor the Fund’s “Specified Expenses” in respect of each class of the Fund (each, a “Class”) where “Specified Expenses” means all other expenses incurred in the business of the Fund and allocated to a Class, including the Fund’s annual operating expenses, with the exception of (i) the Investment Management Fee (as defined herein), (ii) the Shareholder Servicing Fee (as defined herein), (iii) the Distribution Fee (as defined herein), (iv) certain costs associated with the acquisition, ongoing investment and disposition of the Fund’s investments and unconsummated investments, including legal costs, professional fees, travel costs and brokerage costs, (v) acquired fund fees and expenses, (vi) dividend and interest payments (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Fund), (vii) taxes and costs to reclaim foreign taxes, and (viii) extraordinary expenses (as determined in the discretion of the Advisor and Sub-Advisor), to the extent that such expenses exceed 0.35% of the average daily net assets of such Class (the “Expense Limitation”).

If, while the Advisor is the investment advisor to the Fund and the Sub-Advisor is investment sub-advisor to the Fund, the Fund’s estimated annualized Specified Expenses in respect of a Class for a given month are less than the Expense Limitation, the Advisor and Sub-Advisor shall be entitled to reimbursement by the Fund on a 50/50 basis of the other expenses borne by the Advisor and Sub-Advisor on behalf of the Fund (the “Reimbursement Amount”) during any of the previous thirty-six (36) months, but only to the extent that the Fund’s estimated annualized Specified Expenses in respect of a Class are less than, for such month, the lesser of the Expense Limitation or any other relevant expense limit then in effect with respect to the Class, and provided that such amount paid to the Advisor and Sub-Advisor will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed. The Advisor and Sub-Advisor may recapture a Specified Expense in any year within the thirty-six (36) month period after the Advisor and Sub-Advisor bear the expense. See “Fund Expenses — Expense Limitation Agreement” for additional information. The Expense Limitation Agreement will remain in effect for a three-year period from April 30, 2025, unless and until the Board approves its modification or termination. Thereafter, the Expense Limitation Agreement may be renewed annually with the written agreement of the Advisor, the Sub-Advisor, and the Fund. The Fund’s obligation to make reimbursement payments shall survive the termination of the Expense Limitation Agreement. See “Fund Expenses.”

Example:

The following example demonstrates the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in Shares. In calculating the following expense amounts, the Fund has assumed its direct and indirect annual operating expenses would remain at the percentage levels set forth in the table above (except that the example incorporates the Expense Limitation Agreement for the first three years).

An investor would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return:

Class A

1 Year	3 Years	5 Years	10 Years
$78	$165	$253	$479

Class C

1 Year	3 Years	5 Years	10 Years
$52	$156	$259	$517

Class I

1 Year	3 Years	5 Years	10 Years
$42	$129	$218	$447

Class M

1 Year	3 Years	5 Years	10 Years
$49	$149	$249	$499

An investor would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return, and redemption of Shares in full at the end of such period:

Class C*

1 Year	3 Years	5 Years	10 Years
$62	$156	$259	$517

*	If the contingent deferred sales charge applies, the hypothetical expenses you would pay on $1,000 investment in Class C Shares would be $10, assuming annual expenses attributable to Shares remain unchanged, Shares earn a 5% annual return, and you redeemed your shares in full at the end of the 1-year period. See “Contingent Deferred Sales Charge” under “Share Repurchase Program.”

The example and the expenses in the tables above should not be considered a representation of the Fund’s future expenses, and actual expenses may be greater or less than those shown. While the example assumes a 5.0% annual return, as required by the SEC, the Fund’s performance will vary and may result in a return greater or less than 5.0%. In addition to the fees and expenses described above, you may also be required to pay transaction or other fees on the purchase of Class M Shares, which are not reflected in the example. For a more complete description of the various fees and expenses borne directly and indirectly by the Fund, see “Fund Expenses” and “Investment Management Fee.”

There are no other changes to the prospectus.

Please keep this Supplement for future reference.